Mail Stop 4561
      June 24, 2005
James F. Mosier, Esq.
PICO Holdings, Inc.
875 Prospect Street, Suite 301
La Jolla, CA 92037

      Re:	PICO Holdings, Inc.
		Registration Statement on Form S-3
      Filed May 27, 2005
      File No. 333--125362

Dear Mr. Connolly:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 11

1. Identify whether any of the selling shareholders are broker dealers or the affiliates of broker dealers. If any of the selling shareholders are broker dealers, revise the disclosure to clarify that those selling shareholders are underwriters. For any selling shareholder who is an affiliate of a broker dealer must make the following representations:
* purchased the securities to be resold in the ordinary course of business, and


* that at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If they are not able to make these representations, they must also be identified as underwriters.

2. For each appropriate selling shareholder, please identify the natural person(s) who has investment and voting power for the entity.

3. Please advise us whether a Registration Rights Agreement was executed in connection with the Private Placement that took place in
May 2005.  If so, please tell us how it was disclosed to the
Commission or why it was not.   In addition, please tell us if
hiring
a placement agent was included in this agreement.

4. Please provide your legal analysis as to why you believe
Merriman
Curhan Ford & Co. is not an underwriter under Section 2(11) of the Securities Act of 1933.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kathryn McHale at (202) 551-3464 or me at
(202)
551-3419 with any questions.

      					Sincerely,



      					Christian Windsor
      Special Counsel


CC: 	Douglas J. Rein, Esq
	DLA Piper Rudnick Gray Cary US LLP
	4365 Executive Drive, Suite 1600
	San Diego, CA 92121